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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER 8-49085

RECEIVED FEB 28 2002

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/01 (MM/DD/YY) AND ENDING ~~01/01/01~~ 12/31/01 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: CIGNA Financial Services, Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

One Commercial Plaza, 280 Trumbull Street
(No. and Street)

Hartford	CT	06103
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Gary R. Crawford, Jr. 860.534.3862
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PriceWaterhouseCooper, LLP
(Name — *if individual, state last, first, middle name*)

100 Pearl Street	Hartford	CT	06103
(Address)	(City)	(State)	(Zip Code)

PROCESSED
MAR 26 2002
THOMSON FINANCIAL

CHECK ONE:
- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

OATH OR AFFIRMATION

I, Gary R. Crawford, Jr., swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of CIGNA Financial Services, Inc., as of December 31, 2001, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

Signature

Chief Financial Officer

Title

Notary Public

my commission expires 06-30-05

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CIGNA Financial Services, Inc.

(an indirect, wholly-owned subsidiary of CIGNA Corporation)

Financial Statements and Supplemental Schedules
December 31, 2001 and 2000

CIGNA Financial Services, Inc.
Index to Financial Statements



PricewaterhouseCoopers LLP
100 Pearl Street
Hartford CT 06103-4508
Telephone (860) 241 7000
Facsimile (860) 241 7590

Report of Independent Accountants

To the Board of Directors and Shareholder of
CIGNA Financial Services, Inc.

In our opinion, the accompanying statement of financial condition and the related statements of income, of changes in shareholder's equity and of cash flows present fairly, in all material respects, the financial position of CIGNA Financial Services, Inc. (an indirect, wholly-owned subsidiary of CIGNA Corporation) at December 31, 2001 and 2000, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I and II is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

PricewaterhouseCoopers LLP

February 19, 2002

CIGNA Financial Services, Inc.
Statement of Financial Condition

	December 31, 2001	December 31, 2000
Assets		
Cash and cash equivalents	$ 3,663,829	$ 4,252,405
Securities owned:		
Bonds, at amortized cost	-	292,241
Not readily marketable, at estimated fair value	3,300	3,300
Receivable from clearing broker	134,218	226,661
Accounts receivable	2,262,348	3,572,901
Income taxes receivable, net	2,759	-
Total Assets	$ 6,066,454	$ 8,347,508
Liabilities and Shareholder's Equity		
Liabilities		
Due to affiliated company	$ 2,262,348	$ 3,572,901
Income taxes payable, net	-	184,529
Total Liabilities	2,262,348	3,757,430
Shareholder's Equity		
Common stock ($1 par value, 1,000 shares authorized, issued and outstanding)	1,000	1,000
Additional paid-in capital	999,000	999,000
Retained earnings	2,804,106	3,590,078
Total Shareholder's Equity	3,804,106	4,590,078
Total Liabilities and Shareholder's Equity	$ 6,066,454	$ 8,347,508

The accompanying notes are an integral part of these financial statements.

CIGNA Financial Services, Inc.
Statement of Income

	Years Ended December 31,	
	2001	2000
Revenues		
Investment product revenue	$ 14,851,107	$ 23,450,822
Mutual fund and money market 12b-1 fees	2,422,438	2,026,200
Commissions	1,850,758	2,474,551
Investment advisory income	513,642	447,981
Dividends and interest income	195,098	231,084
	19,833,043	28,630,638
Expenses		
Investment product expenses	14,851,107	23,450,822
Clearing expenses	1,108,914	1,183,587
Other operating expenses	673,001	551,505
Investment advisory fees	202,650	170,466
	16,835,672	25,356,380
Income before income taxes	2,997,371	3,274,258
Income tax expense		
Current federal income taxes	1,192,169	1,060,041
Current state income taxes (benefit)	(408,826)	245,569
	783,343	1,305,610
Net income	$ 2,214,028	$ 1,968,648

The accompanying notes are an integral part of these financial statements.

CIGNA Financial Services, Inc.
Statement of Changes in Shareholder's Equity

	Common Stock	Additional Paid-in Capital	Retained Earnings	Total Shareholder's Equity
Balance at January 1, 2000	$ 1,000	$ 999,000	$ 1,621,430	$ 2,621,430
Net income			1,968,648	1,968,648
Balance at December 31, 2000	1,000	999,000	3,590,078	4,590,078
Net income			2,214,028	2,214,028
Cash dividends			(3,000,000)	(3,000,000)
Balance at December 31, 2001	$ 1,000	$ 999,000	$ 2,804,106	$ 3,804,106

The accompanying notes are an integral part of these financial statements.

CIGNA Financial Services, Inc.
Statement of Cash Flows

	Years Ended December 31,	
	2001	2000
Cash flows from operating activities:		
Net income	$ 2,214,028	$ 1,968,648
Adjustments to reconcile net income to net cash provided by operating activities:		
Accretion of bond discount	(7,759)	(6,706)
Decrease (increase) in receivable from clearing broker	92,443	(30,447)
Decrease in accounts receivable	1,310,553	2,437,975
Decrease in due to affiliated company	(1,310,553)	(2,449,428)
Change in income taxes payable/receivable, net	(187,288)	(44,740)
Net cash provided by operating activities	2,111,424	1,875,302
Cash flows from investing activities:		
Sale (purchase) of bond	300,000	(285,535)
Purchase of securities	-	(3,300)
Net cash provided by (used in) investing activities	300,000	(288,835)
Cash flows from financing activities:		
Cash dividends paid to parent	(3,000,000)	-
Net cash used in financing activities	(3,000,000)	-
Net (decrease) increase in cash and cash equivalents	(588,576)	1,586,467
Cash and cash equivalents, beginning of year	4,252,405	2,665,938
Cash and cash equivalents, end of year	$ 3,663,829	$ 4,252,405
Supplemental disclosure of cash information:		
Federal and state income taxes paid	$ 970,631	$ 1,350,350

The accompanying notes are an integral part of these financial statements.

1. Organization and Operations

CIGNA Financial Services, Inc. (the "Company"), a wholly-owned subsidiary of Connecticut General Corporation (the "Parent") and ultimately of CIGNA Corporation ("CIGNA"), was incorporated on December 29, 1995. The Company was capitalized on February 22, 1996. The Company is a registered broker-dealer with the Securities and Exchange Commission and a member of the National Association of Securities Dealers, Inc. The Company's primary business is to offer investment alternatives sponsored by third parties and affiliates for rollover distributions from benefit plans of clients of Connecticut General Life Insurance Company ("CGLIC"), an affiliated life insurance company. Investment alternatives include, but are not limited to: stocks, bonds, and mutual funds. The Company receives 12b-1 fees related to mutual fund assets purchased by CGLIC for investment in benefit plans of CGLIC's clients and records these fees on a trade date basis. These fees are subsequently paid to CGLIC and transmitted to its separate accounts in which the mutual fund assets are held. Such amounts are included in investment product revenue and expenses in the accompanying financial statements. The Company clears securities transactions through Fiserv Securities, Inc. on a fully-disclosed basis.

2. Summary of Significant Accounting Policies

Basis of Presentation
The preparation of financial statements in accordance with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. These financial statements comply with the requirements of the Securities and Exchange Commission pertaining to the Financial and Operational Combined Uniform Single Report (FOCUS).

In the normal course of business, the Company executes, as agent, transactions on behalf of customers. If the agency transactions do not settle because of failure to perform by either the customer or the counterparty, the Company may be required to discharge the obligation of the nonperforming party and, as a result, may incur a loss if the market value of the underlying security is different from the contract amount of the transaction.

Cash and Cash Equivalents
Short-term investments with a maturity of three months or less at the time of purchase are reported as cash and cash equivalents. At December 31, 2001 and 2000, the Company reported $3,663,829 and $4,252,405, respectively, in cash and cash equivalents, all of which was invested in the CIGNA Money Market Fund (formerly, CIGNA Charter Money Market Fund). This fund is offered by a related party of the Company. Cash and cash equivalents are included in the Company's Net Capital calculation, subject to appropriate securities haircuts.

Securities Owned

The Company holds a private placement of National Association of Securities Dealers (NASD) common stock. The NASD common stock does not have a readily determinable market value and is carried at cost (estimated fair value). At this time, the Company does not anticipate selling this private placement or participating in any further equity investments. Pursuant to SEC Rule 15c3-1(c)(2)(vii), this private placement investment is excluded from the Company's Net Capital calculation.

Financial instruments are reported in the financial statements either at market value or at amounts which approximate fair value.

Mutual Fund and Money Market 12b-1 Fees and Commissions

Certain 12b-1 fees, related expenses and commission income from customer securities transactions are recorded on a trade date basis.

Investment Advisory Income

Investment advisory income and related expenses are recognized quarterly by applying a sliding commission schedule against assets.

Income Taxes

The Company is included in the consolidated federal income tax returns of CIGNA. In accordance with a written tax sharing agreement, the federal income tax expense or benefit allocated to the Company is computed as if the Company were filing a separate federal income tax return, except that benefits arising from tax credits, net operating losses and capital losses, are allocated to those subsidiaries producing such benefits to the extent that they reduce CIGNA's consolidated federal income tax liability. Such current federal income taxes are paid or reimbursed in cash on a quarterly basis. The Company is also included in a combined Connecticut state income tax return with other affiliates of CIGNA. Income tax is allocated on substantially the same basis as the federal liability except that reimbursement or payment is made on an annual basis.

Deferred income taxes are generally recognized when assets and liabilities have different bases for financial statement and tax reporting purposes, and for other temporary taxable and deductible temporary differences as defined by Statement of Financial Accounting Standards No. 109, *Accounting for Income Taxes.* At December 31, 2001 and 2000, there were no such differences.

The provision for federal income tax expense differs from the amount of income tax determined by applying the applicable U.S. statutory federal rate (35%) to income before taxes due to state income taxes. During 2001, there was a true-up of state income taxes for prior periods due to a decrease in the amount of income subject to taxation in Connecticut under the State's unitary apportionment rules.

3. Net Capital Information

Pursuant to the Uniform Net Capital requirements of the Securities and Exchange Commission, the Company is subject to Rule 15c3-1(a)(1)(ii) of the Securities Exchange Act of 1934 which requires maintenance of minimum net capital of $250,000 or 2% of aggregate debit items computed in accordance with the "Alternative Standard" under Rule 15c3-3.

The impact of any future dividends, when and if declared, must be measured against excess net capital as calculated in Schedule I in order to ascertain any restrictions regarding the amount of dividends that could be paid. At December 31, 2001, the Company had net capital of $3,676,776, which was $3,426,776 in excess of its required net capital of $250,000.

4. Related Party Transactions

During 2001 and 2000, substantially all of the Company's business came from rollover distributions out of benefit plans administered by CGLIC and a payroll deduction program offered to CIGNA employees.

Certain expenses incurred by the Company such as salaries, rent, printing, data processing and other general and administrative expenses are provided by CGLIC without charge. The amount of such services and facilities totaled $3,083,524 and $4,262,897 for the years ended December 31, 2001 and 2000, respectively.

The Company receives 12b-1 fees related to mutual fund assets purchased by CGLIC for investment in benefit plans of CGLIC's clients. These fees are subsequently paid to CGLIC and transmitted to its separate accounts in which the mutual fund assets are held. During 2001 and 2000, fees related to these transactions are included in investment product revenue and offsetting expenses are included in investment product expenses. Amounts due to be remitted to CGLIC are included within due to affiliated company and totaled $2,262,348 and $3,572,901, at December 31, 2001 and 2000, respectively.

CIGNA Financial Services, Inc.
Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission

Supplemental Schedule
Schedule I

	December 31, 2001
Net capital:	
Total shareholder's equity	$ 3,804,106
Deductions:	
Non-allowable assets	
Investments not readily marketable	3,300
Accounts receivable	47,994
Income taxes receivable	2,759
Net capital before haircuts on securities positions	3,750,053
Haircuts on securities:	
Other securities	73,277
Net capital	3,676,776
Minimum dollar net capital requirement	250,000
2% aggregate debit items	-
Excess net capital ($3,676,776 - $250,000)	$ 3,426,776
Excess net capital at 120% of minimum net capital ($3,676,776 - $300,000)	$ 3,376,776

The above calculation does not differ materially from the Company's calculation as reported in Part II of the Company's unaudited FOCUS Report as of December 31, 2001.

CIGNA Financial Services, Inc.
Computation for Determination of Reserve Requirements Under Rule 15c3-3 of the Securities and Exchange Commission

Supplemental Schedule
Schedule II

	December 31, 2001
Credit Balances:	
Free credit balances in customer accounts	$ -
Monies borrowed collateralized by customers'securities	-
Monies payable against customers' securities loaned	-
Customers' securities failed to receive	-
Credit balances in firm accounts resulting from principal sales	-
Market value of stock dividends, splits outstanding over 30 days	-
Market value of short security count differences over 30 days	-
Market value of short securities and credits in suspense accounts over 30 days	
Market value of securities in transfer over 40 days - unconfirmed	-
Total credit items	-
Debit Balances	
Debit balances in customer accounts	$ -
Securities borrowed for short sales or to settle customer fails	-
Customers' securities failed to deliver	-
Other	-
Total debit items	-
Reserve Computation	
Excess of total debits over credits	$ -
Required deposit	$ -
Balance in reserve account as of December 31, 2001	$ -

The above calculation does not differ materially from the Company's calculation as reported in Part II of the Company's unaudited FOCUS Report as of December 31, 2001.

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
100 Pearl Street
Hartford CT 06103-4508
Telephone (860) 241 7000
Facsimile (860) 241 7590

To the Board of Directors and Shareholder of
CIGNA Financial Services, Inc.

In planning and performing our audit of the financial statements and supplemental schedules of CIGNA Financial Services, Inc. (the "Company") (an indirect, wholly-owned subsidiary of CIGNA Corporation) for the year ended December 31, 2001, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by the Company, including tests of compliance with such practices and procedures, that we considered relevant to the objectives stated in Rule 17a-5(g), in the following:

1. Making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and the reserve required by Rule 15c3-3(e);
2. Making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13;
3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System; and
4. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3;

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of control and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of internal control to future periods is subject to the risk that controls may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including procedures for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2001 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the National Association of Securities Dealers, Inc. and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

PricewaterhouseCoopers LLP

February 19, 2002